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                                           Filed by Jupiter Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537


Contact:

Susan Hickey                                Kate Berg
Media Metrix                                Jupiter Communications
212-515-8738                                917-534-6142
shickey@mmxi.com                            kate.berg@jup.com

                SPECIAL STOCKHOLDERS MEETINGS DATE SET TO APPROVE
                 MEDIA METRIX AND JUPITER COMMUNICATIONS MERGER

         New York, NY August 16, 2000 - Media Metrix, Inc. (NASDAQ: MMXI) and Jupiter Communications, Inc. (NASDAQ: JPTR) today announced that they will conduct special meetings of stockholders on September 20, 2000 to gain approval of their proposed merger.

         "Approval by our stockholders will be an important step as we create the global leader in Internet Information Services," said Tod Johnson, chairman and chief executive officer of Media Metrix. "Jupiter Media Metrix will deliver innovative and comprehensive Internet measurement, analysis, events and advice to provide businesses with unmatched resources as they make key decisions about their digital strategies. More importantly, we're creating a platform that enables us to accelerate the development of new products and services, efficiently reach new customers and markets, and rapidly expand our leadership worldwide. We look forward to turning this vision into increased value for our clients, employees and shareholders."

         Gene DeRose, chairman and chief executive officer of Jupiter Communications, said: "This merger is about bringing together two industry leaders and leveraging our complementary and unmatched assets to fundamentally change the landscape of Internet Information Services. In the months ahead, the Jupiter Media Metrix management team and employees will focus on tapping into the collective strengths of our world-class,

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innovative product portfolio, proven research methodologies, and unique intellectual resources to meet the accelerating demand for descriptive and prescriptive insight on the complex and dynamic digital economy. We're extremely excited about the tremendous growth and expansion opportunities that we're creating - opportunities that will deliver extraordinary client, employee and shareholder benefits."

         The companies expect to finalize the merger, which was first announced on June 27, 2000, during the third quarter.

         Media Metrix' meeting will be held at 9:00 a.m. on Wednesday, September 20, at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York. The Jupiter Communications meeting will take place at 8:30 a.m. on Wednesday, September 20, at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, New York, New York.

ABOUT MEDIA METRIX

         Media Metrix, Inc., with more than 900 clients, is the leader and pioneer in Internet and Digital Media measurement and the industry's source for the most comprehensive, reliable, and timely audience ratings, e-commerce, advertising and technology measurement services. Media Metrix' AdRelevance division, through its superior ad tracking technology, provides clients the most comprehensive data on where, when, how and how much Web marketers and their competition are advertising online.

         Media Metrix has worldwide majority-owned operations through partnerships with media and market research leaders around the world. Media Metrix' European affiliate, known as MMXI Europe, operates in Denmark, France, Germany, Italy, Spain, Sweden and the United Kingdom. Media Metrix also operates in Australia, Canada, Japan, Latin America and the United States. The company provides advertising agencies, media companies, e-commerce marketers, financial services and technology companies with the most comprehensive coverage of all Digital Media (including more than 21,000 Web sites and online properties). Media Metrix utilizes its patented

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operating-system metering methodology to track Internet and Digital Media audience usage behavior in real-time - click-by-click, page-by-page, minute-by-minute. Media Metrix has a sample of more than 100,000 people under measurement worldwide, yielding monthly, weekly, and daily data collection and reporting. Please visit www.mediametrix.com for more information.

ABOUT JUPITER COMMUNICATIONS

Jupiter Communications, Inc. (NASDAQ: JPTR) is a leading provider of research on Internet commerce. Jupiter's research, which is solely focused on the Internet economy, provides clients with comprehensive views of industry trends, forecasts, and best practices. The company's research services are provided primarily through its continuous subscription services. Jupiter also produces a wide range of conferences that offer senior executives the opportunity to hear firsthand the insights of its analysts and the leading decision-makers in the Internet and technology industries. Jupiter Communications is based in New York City, with operations in London, San Francisco, Stockholm, Sydney and Tokyo. For more information on Jupiter Communications visit www.jup.com.

         CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Information in this release that involves each of Jupiter's, Media Metrix' and, assuming the merger is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Jupiter's, Media Metrix' and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Jupiter and Media Metrix as of the date of the release, and neither Jupiter, Media Metrix nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from each company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of the two companies. The risks associated with Jupiter's business that may affect its operating results are discussed in Jupiter's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission ("SEC") on March 30, 2000 and Jupiter's quarterly reports on Form 10-Q filed with the SEC. The risks associated with Media Metrix' business that may affect its operating results are discussed in Media Metrix' Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 28, 2000 and Media Metrix' quarterly reports on Form 10-Q filed with the SEC. You are encouraged to read this information carefully.

         ADDITIONAL INFORMATION AND WHERE TO FIND IT: Media Metrix has filed a Registration Statement on SEC Form S-4 and Jupiter has filed a proxy statement with the SEC in connection with the merger, both of which became effective on August 15, 2000. Jupiter and Media Metrix began mailing a Joint Proxy Statement/Prospectus to stockholders of Jupiter and Media Metrix containing information about

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the merger on August 17, 2000. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Jupiter, Media Metrix, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders may obtain free copies of these documents, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and Jupiter's other SEC filings may be obtained from Jupiter by directing a request through the Investors Relations portion of Jupiter's website at http://www.jup.com or by mail to Jupiter Communications, Inc., 627 Broadway, 2nd Flr. New York, NY 10012, Attention: Investor Relations,
Telephone: (212) 780-6060. Free copies of the Joint Proxy Statement/Prospectus and Media Metrix' other SEC filings may be obtained from Media Metrix by directing a request through the Investors Relations portion of Media Metrix' website at http://www.mediametrix.com or by mail to Media Metrix, Inc., 250 Park Avenue South, 7th Flr. New York, NY 10003, Attention: Investor Relations,
Telephone: (212) 515-8700.

         In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Jupiter and Media Metrix file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Jupiter or Media Metrix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Jupiter's and Media Metrix' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.



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